Exhibit 8.1

WARD AND SMITH, P.A.
ATTORNEYS AT LAW

January 21, 2003

Board of Directors
MountainBank Financial Corporation
201 Wren Drive
Hendersonville, NC 28792

Board of Directors
CNB Holdings, Inc.
900 Memorial Drive
Pulaski, VA 24301

RE:	Merger of CNB Holdings, Inc. into
MountainBank Financial Corporation
Our File 010146-0015-01

Ladies and Gentlemen:

We have acted as special counsel to MountainBank Financial Corporation (“MFC”) in connection with that certain proposed transaction to be consummated pursuant to the terms of and as described in the Agreement and Plan of Reorganization and Merger by and between MFC and CNB Holdings, Inc. (“CNB”) dated June 20, 2002, as amended December 16, 2002 (collectively, the “Agreement”). The Agreement has been adopted by the Boards of Directors of MFC and CNB and is incorporated herein by reference. For purposes of this opinion, all capitalized terms, unless specifically defined herein, will have the same meaning as those terms in the Agreement.

Pursuant to the Agreement, CNB will be merged with and into MFC (“Merger”), and all of the assets and liabilities of CNB will be transferred to MFC in exchange for cash and MFC Common Stock. In the Merger and in exchange for each share of CNB Stock, each CNB shareholder shall receive (a) a number of shares of MFC Common Stock (rounded to four decimal places) equal to $13.50 divided by the “Market Value,” as defined in the Agreement, of the MFC Common Stock or (b) cash in the amount of $13.50. Each CNB shareholder, subject to the limitations and conditions provided in the Agreement, shall have the right to elect the form of consideration into which such CNB shareholder’s shares of CNB Stock will be converted and may elect to have a portion, all, or none of such shareholder’s CNB Stock converted into MFC Common Stock and such shareholder’s remaining shares, if any, of CNB Stock converted into cash. Any CNB
120 WEST FIRE TOWER ROAD WINTERVILLE, NC 28590
MAILING ADDRESS: PO BOX 8088 GREENVILLE, NC 27835-8088

GREENVILLE	NEW BERN	RALEIGH	WILMINGTON
(252) 215-4000	(252) 672-5400	(919) 836-4260	(910) 794-4800

WARD AND SMITH, P.A.

January 21, 2003

shareholder who does not properly elect such shareholder’s form of consideration pursuant to the terms of the Agreement shall be deemed to have elected to have fifty percent (50%) of such shareholder’s CNB Stock be converted into MFC Common Stock and for the other fifty percent (50%) of such shareholder’s CNB Stock be converted into cash. Further, and notwithstanding the foregoing, under certain circumstances set forth in the Agreement, a CNB shareholder could have cash allocated to such shareholder for a portion of such shareholder’s CNB Stock. Also, and notwithstanding the foregoing, and pursuant to the Agreement, the aggregate value of the MFC Common Stock into which all shares of CNB Stock are converted at the Effective Time shall not be less than one hundred percent (100%) of the aggregate amount of (i) cash paid in the Merger to CNB shareholders, including the aggregate amount of cash into which shares of CNB Stock are converted (including shares held by CNB shareholders who exercise Dissenters’ Rights) and cash paid by MFC in lieu of issuing fractional shares of MFC Common Stock, and (ii) cash paid by CNB prior to the Merger to the holders of outstanding options to purchase shares of CNB Stock in cancellation of such outstanding options. Accordingly, the value of MFC Common Stock to be issued in the Merger to CNB shareholders in exchange for their CNB Stock shall be not less than fifty percent (50%) of the value of all of the outstanding CNB Stock as of the Effective Time (including any CNB Stock of any CNB shareholders who exercise Dissenters’ Rights and prior to the conversion of the outstanding CNB Stock in the Merger as described above).

For purposes of this opinion, we have assumed that the Merger will be consummated in full compliance with all of the terms and conditions of the Agreement and as described in MFC’s Registration Statement on Form S-4, as amended (Registration No. 333-100491).

To effect the Merger, Articles of Merger will be filed with both the North Carolina Secretary of State and the Virginia State Corporation Commission. Cash will be given to CNB shareholders by MFC in lieu of fractional shares of MFC Common Stock. CNB stockholders who dissent from the Merger, if any, will receive cash for their CNB Stock pursuant to Title 13.1, Chapter 9, Article 15 of the Code of Virginia.

Following the Merger, the separate existence of CNB will terminate, and MFC will acquire all of the assets and assume all of the liabilities of CNB. MFC will continue to exist as a North Carolina business corporation registered with the Federal Reserve Board as a bank holding company, will continue to be regulated by the North Carolina Commissioner of Banks and the Federal Reserve Board, and will be regulated by the Virginia Bureau of Financial Institutions. MFC will continue to be managed by its current Board of Directors and management, although additional directors will be added to the board.

Immediately prior to the Merger, CNB will own all of the stock of Community National Bank (“Community”). Immediately following the Merger, Community will be a wholly owned subsidiary of MFC, and MFC will own all of the outstanding shares of Community stock. The Merger will not interrupt the presently conducted business of Community.

WARD AND SMITH, P.A.

January 21, 2003

The Agreement is subject to approval of the shareholders of CNB. A meeting of the shareholders of CNB will be held to vote on the Agreement. Consummation of the Merger is subject to approval by the Virginia State Corporation Commission and Bureau of Financial Institutions and the Federal Reserve Board. We understand that applications for such approvals have been, or are being, filed, and each approval will be conditioned upon all other approvals remaining in effect through the consummation of the Merger. We understand that the management of CNB and MFC know of no reason why all such approvals will not be obtained.

MFC has requested our opinion with respect to the material federal income tax consequences of the Merger. In our capacity as special counsel to MFC, we have examined a copy of the Agreement and such other documents as we have deemed necessary to enable us to express the opinions set forth below. In the course of our examination, we have assumed, without undertaking to verify, the conformity to original documents of all documents submitted to us as copies, the authenticity of the originals of documents submitted to us as copies, and the correctness of all statements of fact contained therein.

In issuing the opinions set forth below, we have assumed the accuracy of certain factual representations of MFC set forth in a letter from MFC to us dated January 20, 2003, which is incorporated herein by reference. We also have assumed the accuracy of certain factual representations of CNB set forth in a letter from CNB to us dated January 20, 2003, which is incorporated herein by reference. Based on the foregoing, our opinions with respect to the federal income tax consequences of the Merger are set forth below:

1.
The Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). MFC and CNB each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.
Neither MFC nor CNB will recognize gain or loss by reason of the Merger, except that gain or loss may be recognized resulting from the recapture of tax attributes, including without limitation, the recapture of the bad debt reserves.

3.
No gain or loss will be recognized by a CNB shareholder in the Merger to the extent such shareholder receives MFC Common Stock solely in exchange for part or all such shareholder’s CNB Stock, but such shareholder may recognize gain to the extent that such shareholder receives cash in the Merger (i) for part or all of such shareholder’s CNB Stock pursuant to such shareholder electing, or being deemed to have elected, to receive cash, or as a result of cash being allocated to such shareholder for a portion of such shareholder’s CNB Stock, all as provided in the Agreement, (ii) in lieu of fractional shares of MFC Common Stock, or (iii) in connection with a CNB shareholder’s exercise of statutory Dissenters’ Rights under Virginia law.

WARD AND SMITH, P.A.

January 21, 2003

4.
The aggregate basis of the MFC Common Stock received by each CNB shareholder who receives MFC Common Stock in the Merger (including any fractional shares of MFC Common Stock such CNB shareholder may be deemed to receive for which cash will be issued) will be the same as that shareholder’s aggregate basis in the shares of CNB Stock surrendered in the Merger exchange, decreased by the amount of cash received by such shareholder for CNB Stock surrendered in the Merger exchange, and increased by any amount of such cash that is treated as a dividend, and increased by the amount of gain to such shareholder recognized on such Merger exchange (not including any portion of such gain that is treated as a dividend).

5.
The holding period of the MFC Common Stock received by each CNB shareholder in the Merger (including any fractional shares of MFC Common Stock such CNB shareholder may be deemed to receive for which cash will be issued) who receives MFC Common Stock will include the holding period for which the CNB Stock surrendered in exchange therefor was considered to be held, provided that the CNB Stock is held as a capital asset by such CNB shareholder upon consummation of the Merger.

No opinion is expressed with regard to the following:

1.	The tax treatment of any aspect of the Merger that is not specifically set forth and addressed in the foregoing opinions.

2.
Whether, as a result of the Merger, any gain or loss may be recognized by MFC, CNB, or Community resulting from the recapture of any tax attributes of MFC, CNB, or Community, including, without limitation, the recapture of bad debt reserves.

3.
The tax treatment of any cash amount (i) received by a CNB shareholder who dissents from the Merger, (ii) received by a CNB shareholder in lieu of fractional shares of MFC Common Stock, (iii) received by a CNB shareholder (a) who elects, or is deemed to elect, pursuant to the Agreement (subject to applicable conditions), cash in the Merger for some or all of such CNB shareholder’s CNB Stock, or (b) to whom cash is allocated for a portion of such shareholder’s CNB Stock pursuant to the Agreement, and (iv) paid by CNB prior to the Merger to holders of options to purchase shares of CNB stock in cancellation of such outstanding options.

4.	Any aspect, tax or otherwise, of the Merger to any person or entity other than MFC, CNB, and the shareholders of CNB.

WARD AND SMITH, P.A.

January 21, 2003

5.
The tax treatment of any change, conversion, termination, or other aspect of any retirement plan or any other employee or director benefit or compensation plan of MFC, CNB, or Community, relating to, or arising from, the Merger.

6.	The North Carolina, Virginia, or any other state, local, or foreign tax consequences of the Merger to any person or entity.

The foregoing opinion is based upon our interpretation of (i) applicable provisions of the Code and other statutory provisions; (ii) proposed, temporary, and final regulations construing such statutory provisions; (iii) revenue rulings and revenue procedures; (iv) tax treaties and regulations thereunder, and Treasury Department and other official explanations of such treaties; (v) court cases; (vi) Congressional intent as reflected in committee reports, joint explanatory statements of managers included in conference committee reports, and floor statements made prior to enactment by one of a bill’s managers; (vii) General Explanations of tax legislation prepared by the Joint Committee on Taxation (the “Blue Book”); (viii) private letter rulings and technical advice memoranda issued after October 31, 1976; (ix) actions on decisions and general counsel memoranda issued after March 12, 1981 (as well as general counsel memoranda published in pre-1955 volumes of the Cumulative Bulletin); (x) Internal Revenue Service (“IRS”) information or press releases; and (xi) notices, announcements, and other administrative pronouncements published by the IRS in the Internal Revenue Bulletin. Developments in any or all of the foregoing, whether it be legislation, regulations, revenue rulings, revenue procedures, court decisions, or otherwise may have a retroactive effect and may have a material adverse effect on the opinions expressed herein. We express no opinion as to what such new developments will be or may be or what effect such new developments may have. No responsibility is undertaken by us to provide notice to you of any such new developments that may arise after the date of this opinion.

This opinion is not a guarantee of any tax consequences discussed herein or otherwise. The opinions expressed herein are not binding upon the IRS or the courts. The IRS may challenge and may litigate successfully any tax issue discussed above. This opinion does not constitute or represent an agreement on behalf of the undersigned to undertake to defend or indemnify MFC, CNB, or any shareholder of either in the event any issue discussed above is challenged or successfully contested by the IRS.

Our opinions expressed herein are rendered to the addressees and CNB shareholders alone in connection with the transactions described herein, and they may not be relied upon, quoted, or used for any other purpose or by any other person or entity without our prior written consent.

We consent to the filing of this opinion as an exhibit to MFC’s Registration Statement on Form S-4, as amended (Registration No. 333-100491). We also consent to the reference to Ward and Smith, P.A. under the caption “Material Income Tax Consequences” in the Proxy Statement/ Prospectus included in the Registration Statement. In giving this consent, we do not admit that we are in the

WARD AND SMITH, P.A.

January 21, 2003

category of persons whose consent is required by Section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Yours very truly,

/s/ Ward and Smith, P.A.
Ward and Smith, P.A.